January 17, 2020

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE: Application for Withdrawal of Registration Statement

File No. 000-24635

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”), Hypertension Diagnostic, Inc. a Minnesota corporation (the “Company”), hereby requests the immediate withdrawal of the Company's registration statement.

Hypertension Diagnostic, Inc. intends to continue as a non-reporting issuer, reporting to the OTC Markets, and hereby requests not to be obligated to the SEC regulations.

Should you have any questions regarding the Registration Statement, please feel free to contact me at 1.407.449.6151.

Kind regards,

/s/ Liangjian Peng (Jeff)

Principal Executive Officer